U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Submitted pursuant to rule 14a-6(g)

1.	Name of registrant:
Rowan Companies, Inc.

2.	Name of person relying on exemption:
C.R. Palmer

3.	Address of person relying on exemption:
520 Post Oak Boulevard Suite 780 Houston, TX 77027
4.	Written materials. The following written material is attached:
Exhibit 1: Letter from C. R. Palmer to Rowan Stockholders dated March 28, 2005.